UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Gobi Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G4022Y 104

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4022Y 104	Schedule 13G	Page 1 of 9

(1)	NAME OF REPORTING PERSONS
PAG Investment, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
6,621,485
(6) SHARED VOTING POWER
0
(7) SOLE DISPOSITIVE POWER
6,621,485
(8) SHARED DISPOSITIVE POWER
0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,621,485
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
20.5%
(12)	TYPE OF REPORTING PERSON
OO

CUSIP No. G4022Y 104	Schedule 13G	Page 2 of 9

(1)	NAME OF REPORTING PERSONS
PAG Investment LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
26,621,485
(6) SHARED VOTING POWER
0
(7) SOLE DISPOSITIVE POWER
26,621,485
(8) SHARED DISPOSITIVE POWER
0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,621,485
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
82.6%
(12)	TYPE OF REPORTING PERSON
CO

CUSIP No. G4022Y 104	Schedule 13G	Page 3 of 9

(1)	NAME OF REPORTING PERSONS
PAG Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
26,621,485(1)
(6) SHARED VOTING POWER
0
(7) SOLE DISPOSITIVE POWER
26,621,485(1)
(8) SHARED DISPOSITIVE POWER
0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,621,485
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
82.6%
(12)	TYPE OF REPORTING PERSON
CO

(1) Solely in its capacity as the general partner of PAG Investment, LP.

CUSIP No. G4022Y 104	Schedule 13G	Page 4 of 9

(1)	NAME OF REPORTING PERSONS
PAG Capital II Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
26,621,485(1)
(6) SHARED VOTING POWER
0
(7) SOLE DISPOSITIVE POWER
26,621,485(1)
(8) SHARED DISPOSITIVE POWER
0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,621,485
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
82.6%
(12)	TYPE OF REPORTING PERSON
CO

(1) Solely in its capacity as the sole shareholder of of PAG Limited.

CUSIP No. G4022Y 104	Schedule 13G	Page 5 of 9

Item 1(a).	Name of Issuer:

Gobi Acquisition Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

33/F, Three Pacific Place

1 Queen’s Road East,

Hong Kong

Item 2(a).	Name of Person Filing:

This statement is filed by the entities listed below (the “Reporting Persons”):

PAG Investment, LLC

PAG Investment LP

PAG Limited

PAG Capital II Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For PAG Investment, LLC, PAG Investment LP and PAG Limited:

PO Box 472, 2nd Floor,

Harbour Place,

103 South Church St.,

George Town, Grand Cayman KY1-1106,

Cayman Islands

For PAG Capital II Limited:

Commence Chambers,

P.O. Box 2208, Road Town,

Tortola, British Virgin Islands

Item 2(c).	Citizenship or Place of Organization:

PAG Investment, LLC — Cayman Islands

PAG Investment LP — Cayman Islands

PAG Limited — Cayman Islands

PAG Capital II Limited — British Virgin Islands

Item 2(d).	Title of Class of Securities:

Class A ordinary shares of the Issuer, par value $0.0001 per share

Item 2(e).	CUSIP Number:

G4022Y 104

CUSIP No. G4022Y 104	Schedule 13G	Page 6 of 9

Item 3.	If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is:
☐	(a) a broker or dealer registered under Section 15 of the Exchange Act.

☐	(b) a bank as defined in Section 3(a)(6) or the Exchange Act.

☐	(c) an insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) an investment company registered under Section 8 of the Investment Company Act.

☐	(e) an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

☐	(f) an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

☐	(g) a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

☐	(h) a savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) a church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

☐	(j) a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

☐	(k) a group in accordance with Rule 13d-1(b)(1)(ii)(K).

☒	Not applicable

Item 4.	Ownership:

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

As of December 31, 2021, PAG Investment, LLC, as the record holder, holds 310, 851 Class A ordinary shares and 6,310, 634 Class B ordinary shares of the Issuer, which in the aggregate represent approximately 20.5% of the Issuer’s issued and outstanding ordinary shares and assuming the conversion of all Class B ordinary shares into Class A ordinary shares. As of December 31, 2021, PAG Investment LP, as the record holder, holds 20,000,000 Class A ordinary shares of the Issuer, which represents approximately 62.1% of the Issuer’s issued and outstanding ordinary shares and assuming the conversion of all Class B ordinary shares into Class A ordinary shares. The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the Issuer’s initial business combination or earlier at the option of the holders thereof at a one-for-one basis, subject to adjustment, as more fully described in the Issuer’s amended and restated memorandum and articles of association or under the heading “Description of Securities—Founder Shares” in the issuer’s IPO prospectus.

CUSIP No. G4022Y 104	Schedule 13G	Page 7 of 9

PAG Investment, LP is the sole member of PAG Investment, LLC. PAG Limited is the general partner of PAG Investment, LP. PAG Capital II Limited is the sole shareholder of PAG Limited. Messrs. Weijian Shan, David Wong and Lincoln Pan are the directors of PAG Capital II Limited and as such may be deemed to have voting and dispositive control of the ordinary shares held of record by PAG Investment, LLC and PAG Investment, LP. However, because the voting and disposition of any equity interest in the Issuer require the approval of two or more of the directors of PAG Capital II Limited, none of the individuals is deemed a beneficial owner of the ordinary shares under the so-called "rule of three.”

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications: Not Applicable.

CUSIP No. G4022Y 104	Schedule 13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

PAG Investment, LLC

By:	/s/ Jack Li
Name:	Jack Li
Title:	Power of Attorney

PAG Investment LP

By:	/s/ Jack Li
Name:	Jack Li
Title:	Power of Attorney

PAG Limited

By:	/s/ Jack Li
Name:	Jack Li
Title:	Power of Attorney

PAG Capital II Limited

By:	/s/ Jack Li
Name:	Jack Li
Title:	Power of Attorney

CUSIP No. G4022Y 104	Schedule 13G	Page 9 of 9

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement